Law Office of Gary A. Agron

5445 DTC Parkway, Suite 520

Englewood, Colorado 80111

April 8, 2005

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street NW

Washington, D.C. 20549

Attn: Jeffery Reidler, Assistant Director

RE:

JMG Exploration, Inc.

File Number 333-120082

Dear Mr. Reidler:

On behalf of JMG Exploration, Inc. (the "Company" or “JMG”) and in response to the Staff's letter to us dated November 23, 2004, we are forwarding for filing concurrently herewith Amendment Number 1 to our Registration Statement on Form SB-2. The numbering below corresponds to the numbering in the Staff’s letter to us and we have preceded each response with the text of the question or comment made in the Staff's letters.

Please note that there are no longer any subscription rights and that this in now a firm commitment offering.

 General

1.

Please be advised that we have referred your filing to our petroleum engineers on staff and may have additional comments upon completion of their review.

Noted.

2.

In your response letter, please state our comment and then explain each change that has been made in response to a comment. In addition, you should also reference each page number in which disclosure has been revised in response to a comment so that we can easily place your revised disclosure in its proper context.

Noted.

3.

Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Noted.

4.

Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding this material.

Please note that no graphics are included in the EDGAR filing.

Press Release Dated August 1, 2004 and issued by JED Oil Inc.

5.

We make reference to a press release dated August 12, 2004, which is located on JED Oil, Inc.’s website at www.jedoil.com. In that press release, JED states that "the arrangement with JMG is such that if JMG's exploration efforts result in the discovery of commercially viable reserves with the potential for a substantive development project, JED will have the right to purchase up to 80% the property and farm in or joint venture on predetermined terms to develop the property." The press release also states that JED "has the ability to transfer to Enterra its right to purchase the JMG properties and enter into a joint venture or fm in arrangement with both Enterra and JMG." Please disclose this business arrangement with JED in your Business section, including a detailed description of all material terms with JED regarding this arrangement. Please also file the agreement with JED as an exhibit to your registration statement. In addition, you should disclose the arrangement in your Certain Transactions and Related Transactions section of your document.

See expanded discussion in the Business section regarding our business alliance agreement with JED and Enterra on page 20.

6.

In addition, please consider adding a risk factor highlighting the risk and potential consequences of JED being able to purchase up to 80% of a property developed by you. In the alternative, please tell us why you do not believe such a risk factor is necessary.

See additional risk factor regarding the potential for conflicts of interest on page 4.

First Prospectus (Subscription Rights)

Cover Page

7.

Please limit your cover page to the information required by Item 501 of Regulation S-K. Please remove all other information from the cover page and move it to a more appropriate location in your document. For example, you should relocate the second, third and the fifth paragraphs to appropriate locations in the document.

We have significantly revised the cover page to remove information as required by Item 501.

Prospectus Summary, page 1.

General, page 1

8.

It appears that after the offering JED Oil, Inc. shareholders will own a majority of your equity stock. Please revise the third full paragraph to disclose this information, including the approximate percentage you expect JED shareholders to own of your equity stock.

We have included the information requested in the second paragraph to the prospectus summary on page 1 and explained there that it is not possible to estimate the percentage ownership of JED shareholders.

9.

In addition, please consider adding a risk factor highlighting the risk and potential consequences that may arise as a result. In the alternative, please tell us why you do not believe such a risk factor is necessary.

Please see the risk factor added for comment number 6 on page 4.  As it is not possible to estimate the percentage ownership of JED shareholders and as there are no shareholders which have a control position over JMG, we believe that the only risk to be addressed is that of a possible conflict due to common management.

 The Offering, page 2

10.

We note the disclosures you include in Footnote 2 of this section. It appears that your prospectus assumes: (a) all subscription rights will be exercised; and (b) the non-exercise of warrants. Please justify to us why you have assumed each of these items.

Please note that there are no longer any subscription rights and that this in now a firm commitment offering.  Assuming non-exercise of the warrants was considered to be a more conservative approach as we cannot be certain that our common stock will trade above the warrant strike price.

11.

With respect to your assumption that 390,000 shares of convertible preferred stock will be converted to common stock, please provide the disclosure you include on page 19 of the MD&A to the effect that all holders of your preferred stock have advised you of their intention to convert their unredeemed preferred stock to common stock.

We have expanded the disclosure as requested.

12.

For the benefit of your readers, please include a brief summary of what JMG's capitalization will be after the offering if all subscriptions rights are exercised, including what percentage of the Company will be owned by JED and JED shareholders.

Please note that there are no longer any subscription rights and that this in now a firm commitment offering which is reflected in our revised capitalization table.  We have included the information requested in the second paragraph to the prospectus summary on page 1 and explained there that it is not possible to estimate the percentage ownership of JED shareholders.

Questions and Answers about the Rights offering, page 4

13.

Please revise “What is the subscription rights offering?" to disclose how many shareholders of JED Oil, Inc. there are and clarify how many subscription rights each such shareholder will receive in this offering.

Section deleted

14.

Please revise "How long will the subscription rights offering last?'' to disclose how shareholders will be notified if the expiration date is extended. Please also provide similar disclosure in on page 42 under Expiration time."

Section deleted

15.

Please revise "Why are we making his subscription rights offering?" to disclose why the subscription right to purchase securities of JMG Exploration, Inc. are only being offered to holders of JED Oil, Inc. In your discussion, please indicate why shareholders of JED are being given the opportunity to invest under the same terms as your preferred shareholders.

Section deleted

16.

It appears another reason for the subscription rights offering is to repurchase the preferred shares. Please revise or advise.

Section deleted

17.

Please revise "How will you use the proceeds received from the subscription rights offering" to include disclosure about the redemption of the preferred stock and clarify that net proceeds to the company, if any, will come from the exercise of warrants.

Section deleted

18.

Please explain why the preferred shares will be repurchased instead of using the proceeds to further your business activities? Are you required to redeem the preferred shares and, if so, why?

Section deleted

19.

In view of the expenses incurred in the private offering and subscription offering, the interest rate on the preferred stock, and the fact proceeds will be used to redeem the preferred stock, please explain why the subscription offering, or a similar offering, was not made to JED shareholders initially.

Section deleted

20.

Please revise “May stockholders in all states participate?” to disclose the states in which distribution of subscription rights is unlawful.

Section deleted

Risk Factors, page 9

21.

Since it appears your operations and ultimate profitability will depend on the development of oil and gas properties of others, please add a risk factor discussing your reliance on such entities. In addition, you should identify any companies in which you have entered into farm in agreements. Further, to the extent you have not done so, please describe the material terms of such agreements and file the agreements as exhibits.

We have included a section in the Prospectus Summary and elsewhere describing our Business Alliance Agreement and we have included a risk factor that discusses these risks.  We don’t believe we rely on others as we are free to drill any properties that appear attractive to us.

22.

We note your disclosure that you have no operating personnel and have contracted with JED Oil, Inc, to provide for drilling, field operations and related administrative services. Please add a separate risk factor discussing your reliance on JED and the consequences to your operations if you are unable to maintain this relationship or find a replacement to conduct these activities.

See additional risk factor regarding reliance upon JED on page 4

23.

Based on your disclosure that you have no operating personnel, and further you only have two part-time employees, it appears you are dependent on the services of these two individuals. Please add a risk factor describing your dependence on such individuals and the potential consequences if such individuals leave the Company. In your discussion, please identify the key employees you depend on; whether you maintain any employment agreements; and whether you maintain any key life insurance policies on such individuals.

See additional risk factor regarding reliance upon these personnel on page 4

24.

Please consider including a risk factor highlighting you and your officers' affiliations with JED Oil, including the fact that a majority of your board of directors appear to be serving in some capacity with JED, and the potential conflict of interests that may arise from this affiliation.

See additional risk factor regarding the potential for conflicts of interest on page 4.

25.

Please consider including a risk factor highlighting the fact that a substantial portion of the proceeds from the exercise will be used to redeem your convertible preferred shares, which are all owned by JED shareholders and therefore only a small portion of the proceeds, if any at all, will be available for general corporate purposes.

We have revised the nature of the offering and will no longer be redeeming any of the Series A preferred stock.

26.

Please include a risk factor addressing the various conflicts of interest that exist including, but not limited to, selection or allocation of prospects, repurchase rights, and any affiliations with service providers and drilling companies.

See expanded discussion in the Business section regarding our Strategic business alliance on page 20 and additional risk factor regarding the potential for conflicts of interest on page 4.

27.

We note your disclose on page 14 under the heading “Dividend Policy." Please consider adding a risk factor indicating that investors will only see a return on their investment if the value of the shares appreciates since you currently intend to retain future earnings to develop and expand your business.

We have added the risk factor as requested.

“Our future performance is difficult to evaluate because we have a limited . . . ,," page 9

28.

Please revise to disclose that since your inception, you have financed your operating cash flow needs solely through private offerings of equity securities.

We have revised the disclosure as requested.

"We may incur substantial losses and be subject to substantial liability claims . . . .." page 10

29.

Please disclose what liability insurance you currently maintain and the amount of coverage under each insurance policy.

We have added a section to the Business section on page 27 regarding insurance coverage.

"Market conditions or operational impediments may hinder our access to oil and . . . .." page 10

30.

Please identify any third parties you have contracted with to obtain the services you discuss in this risk factor. In addition, to the extent you have not done so, please describe the terms of any agreement you have with such parties in your Business section and file the agreement as an exhibit.

We have expanded the footnote to indicate that we presently have no contracts with operators of gathering systems, pipelines or processing facilities with respect to our exploration prospects.

"We are subject to complex laws that can affect the cost, manner and feasibility . . . .," page 11

31.

Please revise to identify any specific government initiatives or policies in consideration, if any, which could adversely affect your business. If you are aware of recent material changes in the insurance market that could result in government intervention, discuss those as well.

We are aware of no specific government initiatives or policies in consideration, if any, which could adversely affect our business or recent material changes in the insurance market that could result in government intervention.

"We may incur substantial liabilities to comply with environmental laws and . . . .." page 11

32.

Please indicate if you currently maintain hazardous liability insurance as well as the amount of the coverage.

We have added a section to the Business section on page 27 regarding insurance coverage.

Competition in the oil and natural gas industry is intense which may adversely . . . ., page 11.

33.

Identify by name your principal competitors. In addition, in the Business section of your document, explain the competitive advantages that each competitor possesses relative to your Company. Please also discuss your strategies for coping with those competitors and their advantages.

We have expanded our discussion regarding our competitors and our business strategy.  We have no principal competitors, as we drill throughout the U.S and Canada, but just competitors in general.

34.

We note the disclosure where you provide that your ability to acquire additional prospects and to find and develop reserves in the future will, depend on your ability to evaluate and select suitable properties and to consummate transactions in a highly competitive environment. This risk and potential consequences should be discussed in a separate risk factor heading and discussion. Please add a new risk factor discussing the specific risks and consequences if you are unable to evaluate and select suitable properties to add to your operations, including the impact to your business strategy and operations. In the alternative, please tell us why such a risk factor is not necessary.

See additional risk factor addressing this concern on page 7.

Use of Proceeds. page 14

35.

We note your disclosure that you anticipate offering expenses to be $300,000. This is inconsistent with your disclose on page 6 "How will you use the proceeds received from the subscription rights offering" where you disclose expenses to be estimated at $250,000, and also with your disclosure on page 15 under the heading "Capitalization." Please revise your disclose to reconcile the inconsistency.

We have revised our disclosure to be consistent.

36.

To the extent you can, please specify which general corporate purposes the proceeds you have remaining or will have if warrants are exercised will be used for. In your discussion, please also provide the approximate dollar amount that you plan to use for the purposes you identify pursuant to this comment.

We have expanded the use of proceeds disclosure, including the potential proceeds from the warrants and deleted references to general corporate purposes.

Capitalization, page 15

37.

Please justify to us why you have assumed the non-exercise of the outstanding stock options.

Assuming non-exercise of the warrants was considered to be a more conservative approach as we cannot be certain that our common stock will trade above the warrant strike price.

Management's Discussion and Analysis, page 18

Overview, page 18

38.

Please consider removing your reference to the Hooligan Draw Project as a joint venture. The term "joint venture" may be misleading to an investor.

We have removed the term “joint venture” from our discussion.

39.

Please define the term "farm in agreement."

Please note that the definition of farm-in is included in the second paragraph of the overview on page 14.

Liquidity and Capital Resources, page 22

40.

Please disclose the costs you have paid to date as well as the approximate costs you expect to pay in connection with drilling and related exploration efforts for the Hooligan Draw.

We have expanded the disclosure to include the costs to date and the estimated costs to complete.

41.

We note that your disclosure does not include information related to possible future debt instruments as a source of funds. From the interest expense disclosure on Page 19, it appears that the Company expects to enter into debt agreements in the future. Please consider disclosing the Company's plans to use debt instruments in the future as well as guarantees and related covenants, if applicable.

We do not anticipate utilizing debt instruments as a source of funds and have deleted the reference on page 19.

Contractual Obligations and Commitments, page 22

42.

The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant's contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K. Based on the above factors, please revise your contractual obligation disclosure to include a table reflecting the expected commitments associated with your exploration prospects.

We have included a table reflecting the expected commitments associated with our exploration prospects.

 Business, page 24

43.

We note your reference to a technical agreement with JED in which you contract with JED for drilling, field operations and related administrative services. Please provide all material terms of your agreement with JED, including renewal provisions and termination provisions. Please also disclose the mount of money you have paid, including prepaid expenses and advances, to date for services rendered under this agreement.

We have expanded the disclosure as requested.  Please see the “JED technical services agreement” section under “Business” on page 21.

44.

Please expand the discussion to provide more detailed information concerning JED including when it was formed, the nature and extent of its operations, number of employees, and experience of its key management personnel. Clarify the extent to which JED itself has the capacity to perform all required drilling, field operations, and administrative services and the extent to which it will retain the services of affiliates of JED for required services.

We have expanded the disclosure as requested.  Please see the “JED technical services agreement” section under “Business” on page 21.

45.

We note your prospects are located in Wyoming and Montana. Please expand the discussion to include the characteristics of operations in these areas. For example, can drilling, development and production activities year round or are you materially impacted by seasonal conditions? Are pipelines in close proximity to your prospects or will transportation costs be material?

We have expanded the disclosure as requested.

Selection of prospects, page 25

46.

Please identify who specifically will make these selections and the criteria used to determine what prospects are allocated to JED and JMG, respectively. In addition, please discuss the source of the prospects, e.g. who brings the particular prospects to your attention.

We have expanded the discussion of the selection process under the “selection of prospects” category on page 22.   We have addressed these issues under our discussion of our Strategic Business Alliance with JED and Enterra in the Prospectus Summary and Business sections.

Oil and natural gas properties under development, page 25,

47.

We note your disclosure that you entered into an assignment agreement with JED for the drilling of an exploratory well in the Hooligan Draw Prospect. Please indicate if you paid any consideration to JED for the assignment. If so, please provide the appropriate disclosure in the "Certain relationships and related transactions" section of your document. If not, please state that no consideration was given for the assignment. In addition, please explain the reasons for the assignment.

We expanded the discussion to indicate that no consideration was paid to JED for the assignment.  Please see the discussion of our Strategic Business Alliance in the Prospectus Summary and Business sections.

48.

Please expand the discussion to include the predetermined terms upon which the prospect can be repurchased by JED or its assigns. Provide similar information for the Cutback and Fiddler Creek properties.

See expanded discussion in the Business section regarding terms of our Strategic business alliance on page 20 and additional risk factor regarding the potential for conflicts of interest on page 4.

Hooligan Draw – Wyoming, page 25

49.

Please expand the discussion to indicate whether JED or its affiliates have drilled on the prospect and when. Does JED or its affiliates have any continuing interest in the prospect and, if so, what is the nature of these interests?

 We have expanded the disclosure as requested.

50.

Who drilled and owns the TimberDraw a-AH well?

We have expanded the disclosure as requested.

51.

Please explain the terms “working interest" and "tie-in costs."

We have expanded the disclosure as requested.

52.

We note the reference to a flow of 16,000 barrels of oil and associated gas. Please provide a breakdown the amount of oil and gas, respectively.

We have expanded the disclosure as requested.

53.

Please expand the discussion to indicate the amount of oil and gas, respectively, produced from the I-AH well in the last quarter and whether this rate of flow is anticipated to continue. What was the dollar amount of your share of the net production revenues from the 1-AH well during; the last quarter?

We have expanded the disclosure as requested.

Cutbank-Montana. Dana 25 Fiddler Creek, page 26

54.

Please disclose the approximate costs you will be responsible for in this farm in agreement with Golden Hawk Resources Ltd and with Fiddler Creek, respectively. You should also provide this information in your Liquidity and capital resources section on page 22.

This prospect has been terminated and the disclosure revised accordingly.

55.

We note you entered into a farm-in agreement with Golden Hawk, however upon completion of phase III, you may sell your working interest to Enterra or farm out your interest to JED. Please expand the discussion to explain the circumstances surrounding the agreements with Enterra and JED, whether Enterra and JED are required to purchase these interests, and the terms of any such acquisition.

This prospect has been terminated and the disclosure revised accordingly.  See expanded discussion in the Business section regarding terms of our Strategic business alliance on page 20 and additional risk factor regarding the potential for conflicts of interest on page 4.

56.

Please explain the term “re-completing the wells" and what is involved in the process.

 This prospect has been terminated and the disclosure revised accordingly.

57.

Please expand the discussion to clarify the results of the K2 drilling in 1996 and the status of K2's current production from the 1996 wells.

This prospect has been terminated and the disclosure revised accordingly.

58.

Please expand the discussion to describe the extent of current production, if any, from the Fiddler Creek prospect. You have indicated the number of test wells drilled in the area, but not whether these prospects are commercially feasible.

 This prospect has been terminated and the disclosure revised accordingly.

Facilities, page 30

59.

We note your disclosure that your CEO and CFO provide the office requirements for the performance of those duties at no charge. Please tell us what consideration, if any, was given to recognizing compensation expense for the services provided by these individuals. Please cite any applicable authoritative literature including the analogous guidance provided by Topic 1(B) of the Staff Accounting Bulletins.

A component of our JED technical services agreement includes that they provide necessary office space for our operations.  When required our CEO and CEO may utilize these premises and we will not require the use of their personal offices.

Directors, Executive Officers, Promoters and Control Persons, page 31

60.

Please indicate whether you maintain any employment agreements with your CEO and CFO. If so, please file the employment agreements for both your CEO and CFO in your next amendment. You should also provide the material terms of both agreements. To the extent you have no such agreements, please so state.

We have expanded the disclosure as requested.

61.

In addition, since both your CEO and CFO serve on a part time basis, please indicate, in each of their respective biographies, whether each individual currently is employed elsewhere.

We have expanded the disclosure as requested.

62.

Please disclose how long H. S. Hartley has been employed as a consultant for JED. Please also describe Mr. Hartley's business experience from his departure from Scaffold Connection Corporation to commencement of his current position at the Company.

We have expanded the disclosure as requested.

63.

Please describe Ludwig Gierstorfer's business experience after leaving his position with Pirate Ventures to present date. If he has retired, please so state.

We have expanded the disclosure as requested.

Executive Compensation, page 33

64.

Please clarify what the $3,500 actual compensation to Randall M. Gates represents, considering your disclosure on page 30 stating that Mr. Gates does not receive compensation for his services. In addition, please reconcile the two disclosures noted above to the $16,492 paid to Mr. Gates as disclosed in note 6 to the financial statements.

We have expanded the disclosure as requested.  Mr. Gates receives $3,500 per month for administrative services as our CFO.  He also bills us separately for time incurred with the preparation of our registration statement.

Security Ownership of Certain Beneficial Owners and Management, page 36

65.

Please disclose a natural person who has voting and investment power over the shares held by the Heller 2002 Trust and the 2004 Kuhne Family Trust.

We have expanded the disclosure as requested.

Certain Relationships and Related Transactions, page 37

66.

We note the disclosure provided in Note 6 where it provides that your CFO received prepaid expenses to your CFO for "consulting services" related to the registration preparation of your registration statement. Please advise us of what consulting services your CFO provided you and why expenses were prepaid. In addition, please provide the material terms of any consulting agreement you may have with him and file the agreement as an exhibit.

We have no consulting agreement with Mr. Gates.  We have a verbal agreement to pay $3,500 per month for his administrative services as our CFO.  He also bills us separately for time incurred with the preparation of our registration statement.  The disclosure in the financial statements refers to the portion of his compensation that is related to the registration statement and is being carried in prepaid expenses and will be offset against the proceeds when received.

67.

Please provide in this section that JED currently owns 100% of your common stock, and the terms under which it acquired all of your common stock, as well as the terms under which JED received the 1,900,000 transferable subscription rights in August 2004.

We have expanded the disclosure as requested.  The subscription rights offering has been terminated and deleted from the prospectus.

68.

Please quantify the amount of money you have paid to date to JED under the technical services agreement. In addition, please disclose whether you believe this related party transaction is on terms as favorable as could have been obtained from unaffiliated third parties.

We have expanded the disclosure as requested.

Description of Securities, page 38

69.

Your current disclosure does not appear to provide all the information required by Item 202 of Regulation S-B. For example, your disclosure must provide any provision in your charter or bylaws that would delay, defer or prevent a change in control. To the extent that no such provisions exist, please so indicate

We have expanded the disclosure as requested in the opening paragraph of this section.

Financial Statements

70.

The audit report is issued out of Canada. Have Ernst & Young explain to us fully the reasons for this, We note the registrant is incorporated in the US, has its principal executive offices in the US and its oil and gas properties are located in the US.

The disclosure has been revised to note that our principal executive offices are located in Calgary, Alberta, Canada.  We utilize the office facilities of JED and our books and records are located in Calgary.   Ernst & Young LLP Canada is registered with the Public Company Accounting Oversight Board (United States) ("PCAOB"). They are experienced in conducting audits in accordance with the standards of the PCAOB and are knowledgeable of U.S. generally accepted accounting principles and SEC requirements.

71.

Net loss applicable to common shareholders should be reported on the face of the statement of operations. Refer to SAB Topic 6B.

We have expanded the disclosure as requested.

72.

Support your use of 7% as the risk-free rate for purposes of computing stock compensation in 2004 under FAS 123.

The risk free rate of 7% was used in error.  The rate that should have been used was 4.3% and was used for the new note disclosure in note 6 (d) to the financial statements.  The rate of 4.3% is the AAA, 5 year bond rate at the time of issuance of the stock options in August 2004.

Second Prospectus (Resale Offering of up to 4,387,500 shares)

73.

Please revise your disclosure to address the above legal and accounting comments to the extent applicable.

We have expanded the disclosure as requested.

Selling Security Holders, page SS-4

74.

For every selling security holder in the table who is neither an individual nor a public company, please provide the full names of the natural persons having voting, dispositive or investment powers.

We have expanded the disclosure as requested.

75.

Please provide a brief description of how your selling shareholders acquired the securities listed in this section.

We have expanded the disclosure as requested.

Part II. page II-1

76.

We note your disclosure that you conducted a private placement in August 2004 where you sold 1,950,000 units and where you relied on Regulation D for your exemption from registration. On a supplemental basis, tell us the total number of purchasers you contacted for the sale and offer of the convertible preferred stock and tell us the means or form by which you offered and sold the convertible preferred stock. In addition, tell us the total number of accredited investors who purchased the convertible preferred stock. Please also tell us the number of unaccredited investors who purchased the securities.

We issued the Series A Stock to 46 accredited investors each of whom had a pre-existing personal or business relationship with our Chief Executive Officer, directors or principal stockholders. Each of the Series A purchasers was an accredited investor based upon (a) representations received from each such investor in subscription agreements and (b) the personal knowledge of our Chief Executive Officer, directors or principal stockholders s.  Each investor executed a subscription agreement as the means of his investment and was provided any information requested of us.

77.

Please disclose the nature and value of the consideration you received in exchange for the 1,900,000 transferable subscription rights you gave to JED in August 2004.

No consideration was received and the subscription rights offering was cancelled.

78.

We note your disclosure that that investors purchased the securities as a long-term investment and without an intent to resell the securities, including those we assume who purchased units in August 2004. In this regard, tell us why the purchasers of your units are registering those securities for resale in this Form SB-2 after only two months.

The decision to register the shares was made by us and not by our investors.  We decided to do so to provide our investors with a degree of liquidity following completion of the offering.  We had no pre-arranged agreement with our investors to do so.

Signature Page

79.

Your principal financial officer and either a controller or chief accounting officer must sign the registration statement. Your next amendment and all subsequent amendments must contain this signature. If a person acts in more than one of these capacities, the signature page must indicate all of the capacities in which they are signing. Please revise.

We have revised the signature page as requested.

Legal Opinion

80.

Please revise your counsel’s legal opinion to specifically include language on whether the shares you are registering in this Form SB-2 will be, when sold, fully paid and non-assessable. See Item 1501 (b)(5) of Regulation S-B.

We have received a revised legal opinion as requested.

 Subscription Agreement

81.

We note the subscription agreement is by and between JED Oil, Inc and the transfer agent. We also note the disclosure in the subscription agreement stating that JED and not JMG Exploration is giving the subscription rights distribution to JED shareholders. Please advise us.

This agreement has been cancelled.

Should you have any questions or comments with regard to the above, please do not hesitate to get in touch with us.

Very truly yours,
/s/ Gary A. Agron
Gary A. Agron